CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Organigram Holdings Inc. (the "Company") on Form 40-F for the period ended August 31, 2019 (the "Report"), the undersigned, Greg Engel, Chief Executive Officer of the Company, and Paolo De Luca, Chief Financial Officer of the Company, each certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 26, 2019

/s/ Greg Engel
Greg Engel Chief Executive Officer (Principal Executive Officer)

/s/ Paolo De Luca
Paolo De Luca Chief Financial Officer (Principal Financial Officer)

A signed original of this written statement required by Section 906 has been provided to Organigram Holdings Inc. and will be retained by Organigram Holdings Inc. and furnished to the Securities and Exchange Commission or its staff upon request.